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                                     [LETTERHEAD]


                                    AUGUST 23, 1996


Corporate Systems, Ltd.
1200 Corporate Systems Center
Amarillo, Texas 79102

    Re:  FEDERAL INCOME TAX CONSEQUENCES OF PROPOSED
         EXCHANGES FOR SHARES OF NEW HOLDING COMPANY


Gentlemen:

    As counsel to Corporate Systems, Ltd. (the "Partnership") and CSC General Partner, Inc. (the "Operating Company"), we have been asked to advise you concerning the anticipated United States Federal income tax consequences of proposed transactions in which a newly-formed Nevada corporation, Corporate Systems Holding, Inc. (the "Holding Company") would make an offer (the "Exchange Offer") pursuant to which the Holding Company would issue shares of its voting common stock ("Holding Stock") in exchange for (i) shares of the common stock of the Operating Company ("Operating Stock") to be transferred to the Holding Company by the holders of Operating Stock (the "CSC Shareholders") that accept the Exchange Offer, and (ii) units of partnership interest in the Partnership (the "Units") to be transferred to the Holding Company by the limited partners in the Partnership (the "Limited Partners") that accept the Exchange Offer. The transfers of the shares of Operating Stock and Units to the Holding Company by those CSC Shareholders and Limited Partners that choose to accept the Exchange Offer, and the issuance of shares of Holding Stock in exchange therefor, are hereinafter collectively referred to as the "Exchanges".

    After the Exchanges, the Operating Company, which is currently a Texas corporation, will be reincorporated in Nevada and its name will be changed to Corporate Systems, Inc. This change of state of incorporation and name will be accomplished by merging the Operating Company into a newly-formed Nevada corporation bearing the desired name.

    The Exchanges would be carried out pursuant to the terms of the Plan of Reorganization (the "Plan") dated as of July 2, 1996 and adopted by the Board of Directors of the Operating Company on that date, as described in the Registration Statement on Form S-4 to be filed by the Holding Company today (the "Registration Statement"). Unless otherwise specified, all capitalized terms have the meaning assigned to them in the Registration Statement.


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STRASBURGER & PRICE, L.L.P.



AUGUST 23, 1996
PAGE 2
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    In connection with the preparation of this opinion, we have examined such documents concerning the Exchanges, including the Plan, as we deem necessary.
In our examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies. In rendering the opinion set forth below, we have relied upon certain written representations of the Partnership, the Operating Company and the Holding Company, which are annexed hereto. We have also relied on certain representations to be made by the transferors in the various Subscription Agreements to be executed by such transferors in the form attached as Exhibit "99(iii)" to the Registration Statement, and we have assumed that such form of Subscription Agreement will be executed by each party that will be transferring either Operating Stock or Units to the Holding Company pursuant to the Plan. We have assumed for all purposes that the Exchanges will be effected as described in the Plan and in the Registration Statement.

    We have based our conclusions on the Internal Revenue Code of 1986 (the "Code") and the regulations promulgated pursuant thereto, each as amended from time to time and existing on the date hereof, as well as existing judicial and administrative interpretations thereof. Specifically, we have examined published rulings of the Service involving substantially similar transactions. Legislation passed, administrative action taken, administrative interpretations or rulings issued, or judicial decisions issued subsequent to the date of this letter may result in a different treatment of the proposed transaction than is anticipated by our opinion herein. This opinion does not purport to, and should not be construed to, speak to any question concerning state or foreign laws.

    We have not discussed this opinion with representatives of the Internal Revenue Service, and it is not binding on the Service. The Service is not bound by and may not concur in the conclusions we have reached.

    Based upon, and subject to the foregoing, and with due regard to such legal consideration as we deem necessary, we are of the opinion that, for United States Federal income tax purposes:

         (1) No gain or loss will be recognized by Limited Partners transferring their Units or by CSC Shareholders transferring their shares of Operating Stock to the Holding Company solely in exchange for Holding
    Stock.

         (2) No gain or loss will be recognized to the Holding Company upon receipt of the Units and the shares of Operating Stock transferred to the Holding Company in exchange for shares of Holding Stock.


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STRASBURGER & PRICE L.L.P.


AUGUST 23, 1996
PAGE 3
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         (3)  The basis in the hands of the Holding Company of the assets transferred to it in exchange for shares of Holding Stock will be the same as the adjusted basis of such assets in the hands of the transferors immediately prior to the exchange.

         (4) The holding period of the assets received by the Holding Company in exchange for shares of Holding Stock will include the period in which such assets were held by the transferors immediately prior to the exchange.

         (5) The basis of the shares of Holding Stock received by each of the transferors will be the same as that transferor's basis in the assets transferred to the Holding Company in exchange for shares of Holding Stock.

         (6) The holding period of the Holding Stock to be received by the CSC Shareholders in exchange for their shares of Operating Stock will include the holding period for the shares of Operating Stock transferred, provided such shares of Operating Stock were held as capital assets or Section 1231 assets on the date of the exchange.

         (7) The holding period of the Holding Stock to be received by the Limited Partners in exchange for their Units will include the holding period for the Units transferred, except that the holding period of the shares of Holding Stock received by the Limited Partners in exchange for their interests in the unrealized receivables and substantially appreciated inventory items of the Partnership, within the meaning of Section 751 of the Code, that are neither capital assets nor Section 1231 assets begins on the day following the date of the exchange.

    Except as set forth above, we express no opinion as to the tax consequences to any party, whether Federal, state, local or foreign, of the Exchanges or of any transactions related to the Exchanges or contemplated by the Plan. This opinion is being furnished only to you in connection with the Exchanges and solely for your benefit in connection therewith. It may not be used or relied upon for any other purpose, and may not be circulated, quoted or otherwise referred to for any other purpose without our express written consent.


                                                 Very truly yours,

                                                 STRASBURGER & PRICE, L.L.P.



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